INVEST IN **RESOUND**

Using AI to automate audio and video editing


RESOUND
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resound.fm Louisville, KY

Highlights

1. 16,500+ users have joined Resound since launching in 2023 with 45,650 projects created in Resound

2. There are 16,000 datapoints in 1 second of audio. Our AI is trained on proprietary audio data

3. Our latest ML model achieved a 90% user acceptance rate. A 9% improvement from the prior model

4. Our unique data & training allows us to be more precise with our AI detection than any other model

5. Current MRR at $4,829 (16% monthly average growth over last 12 months)

6. Built by professional audio engineers and the same founding

 team behind 16 number 1 Podcasts

7 Future B2B revenue opportunities: API attracting interest from multiple (e.g. a16z-backed) companies

8 Active conversations with multiple companies interested in acquiring Resound for data and ML model

Featured Investors

AV RCP LP
Syndicate Lead

Follow

Invested $370,000 ⓘ

Render's Wefunder Match Fund will support campaigns in Louisville and Southern IN - matching the first $20,000 that your company raises!
render.capital

"Resound presents an innovative solution addressing a significant market need. The podcasting industry, currently valued at $11.5 billion, is projected to grow to $94.8 billion by 2028. Podcast editing is a time-consuming, highly skill-intensive process, and outsourcing can be expensive. Notably, 44% of podcasters stop creating after just three episodes, largely due to challenges with editing. We are excited about Resound's potential and its approach to this opportunity, especially as it targets B2B markets. This focus positions Resound to become a leading AI-driven product for podcasting and audio production."

 Other investors include Render Capital Notable ,
Keyhorse Capital (KSTC) Notable

Our Team



Jacob Bozarth CEO and Audio Engineer

2x founder with 10 years of experience in the podcast industry. Executive Producer of 2 true crime podcasts, both of which were #1 on Apple Podcasts for a while. Professional Audio Engineer with over 15 years of experience.



Rafał Rolczyński Machine Learning Engineer

6+ years of experience in Machine Learning. 8+ years of experience as Software Engineer. Former ML Engineer at Scala, Sigmoidal, and Polish-Japanese Academy of Information Technology.



Clint Fenton Senior Software Engineer

20+ years of Dev experience, 13+ years of experience as Senior Software Engineer. Former head of infrastructure and Interim CIO at Voodoo labs, the leading hyper-casual game publisher with over 6 billion downloads.

Resound is building your AI Audio Engineer

USING AI TO DETECT PRECISE EDITS IN AUDIO IS HARD.
MANY TOOLS HAVE CHOPPY EDITS BECAUSE THEY USE SPEECH-TO-TEXT MODELS.
But crafting your own ML model is hard...
R&D takes years
Quality data is difficult to source
Training models is expensive

Many podcasters quit after a few episodes, manually editing audio and video is tedious and takes time. Some applications use speech to text models to automatically detect filler sounds but the result is choppy and often leads to the end result being more distracting when the AI leaves in fragments due to lack of precision.

MOST TOOLS HAVE TRIED TO SOLVE THIS PROBLEM UTILIZING SPEECH-TO-TEXT APIS
THE RESULTS?
Search transcript for AI edits

EDITS CREATE CLICKS AND POPS
NON-OBVIOUS FILLER SOUNDS ARE MISSED
Transcribe using speech-to-text API
Input user's audio file (WAV/MP3/MP4)
Most tools add an unnecessary layer, transcription, leading to lower quality results.

There are 16,000 data points in 1 second of audio, we train our models with proprietary audio data that gives us a unique advantage and results in unmatched accuracy and precision.

WHAT IF AI WAS AS ACCURATE AS AN AUDIO ENGINEER?
TRAINED ON AUDIO DATA, NOT TEXT.
AUTOMATE PODCAST & VIDEO EDITING.
AVAILABLE AS A SCALABLE API.
THE QUALITY OF AN AUDIO ENGINEER, INSTANTLY.
REACH AT LEAST 90%* ACCURACY.
*Professional audio engineers often don't agree on how to fix ~10% of edits.

When editing audio or video, accuracy is crucial. Our model is trained with proprietary audio data and tested and approved by professional audio engineers.

SOLUTION
RESOUND IS YOUR AI AUDIO ENGINEER
AI TRAINED ON AUDIO, NOT TEXT
THE MOST PRECISE FILLER SOUND DETECTION.
AUTOMATES PODCAST & VIDEO EDITING.
TRAINED ON 200K+ AUDIO EXAMPLES
THE QUALITY OF AN AUDIO ENGINEER, INSTANTLY.
90% ACCEPTANCE RATE FROM USERS.
JSON Output
Search waveform with ML to reveal edits
Input user's audio file (WAV/MP3/MP4)
Resound removes an unnecessary layer, the transcription, analyzing the audio directly.

We are removing the unnecessary layer to transcribe audio in order to detect audio discrepancies. Removing this unnecessary layer allows AI to be as accurate as a professional audio or video engineer. There are an abundance of Speech to Text models available but not many trained on audio only. We get it, accessing

high quality data is hard and thats what sets us apart.

WE'RE ON OUR WAY TO AUTOMATING ALL THE TEDIOUS WORK OF AN AUDIO ENGINEER
1. SUGGEST FILLER SOUND EDITS
Done
1. 90% user acceptance rate
2. 12% increase in events detected per minute
3. Detect ums, ahs, ehs, etc
2. ELIMINATE 90% OF USER DECISIONS
WIP
1. Add confidence scores
2. Automatically cut edits with confidence above 90%
3. EXPAND AI CAPABILITIES FOR AUDIO AND VIDEO
Up Next
1. Suggest new AI edits
2. Gather user feedback
3. Retrain model for accuracy
4. Expand model to precisely recognize other discrepancies (repeats, clicks and pops, and anything "between words")

We are just getting started and have proven our theory by building our extremely accurate filler sound model. We are excited to expand the capabilities or our AI with unmatched accuracy and precision.

THE RACE IS ON TO SERVE AUDIO/VIDEO APPS
AssemblyAI
$115M Raised (Series C)
5,000+ customers
Free
$0.12/hr
Speech-to-text
Sentiment Analysis
Summarization
Detect filler words (STT)
Filler word model trained on podcast audio data
Deepgram
$86M Raised (Series B)
300 customers, 15K users
Free
$0.0043/min
Speech-to-text
Sentiment Analysis
Summarization
Detect filler words (STT)
Filler word model trained on podcast audio data
rev ai
$30.5M Raised (Series D)
400+ customers
Free
$0.12/hr
Speech-to-text
Sentiment Analysis
Summarization
Detect filler words (STT)
Filler word model trained on podcast audio data
SPEECHMATICS
$90.6M Raised (Series B)
170-500 customers
Free
$0.30/hr
Speech-to-text
Sentiment Analysis
Summarization
Detect filler words (STT)
Filler word model trained on podcast audio data

A lot has been invested in Speech-to-text companies, however none of them have trained a model with professional. audio data. They all struggle to detect filler sounds and other intelligible words that a transcript cannot detect. We've recently gotten interest from three major speech-to-text companies who recognize our superior accuracy achieved with minimal funding. These potential partnerships open exciting opportunities, reinforcing our position as one of the leaders in AI audio and video editing technology. We are actively exploring what these partnerships or B2B deals might look like.


KEY RESOURCES
WE'VE BUILT SOMETHING SPECIAL...
GET https://
api.resound.json
ML Models + API
Training data
Creator App
AI mix and master
All-star team
Organic SEO traffic
16,500+ users
Trustpilot
4.6/5 stars

We've leveraged some amazing resources to get to where we are.


16,500+ REAL USERS SAVING REAL TIME
The AI detecting the um's and ahs is shockingly good.
KB's selfpubempire
Podcaster review on TrustPilot
The accuracy of what needed to be trimmed along with the increased quality of the audio made this worth its weight in gold.
sheilafranzenllc
Podcaster review on AppSumo
This tool is a-ma-zing... It does exactly what it promises to do: find all the pauses, uhms and ahs, providing very accurate smooth edits - that you can still very quickly check and approve or decline.
Dayztrader
Course Creators with 12+ years experience
Honestly, Resound has saved me probably hundreds of hours.
Jacob Wolf
Award-Winning Reporter, Founder of Overcome
Resound makes it sooooo easy to edit your podcast interviews!
Michael L.
Podcaster review on TrustPilot
you'll feel like you have superpowers... I spent 10 minutes reviewing edits that previously took me 2 hours.
tkuhns
Podcaster with 8+ years experience

The Resound creator app has gained nearly 16,000 users since launching in 2023. Additionally each file processed by users gives us valuable feedback to improve our model and expand.


THE TEAM
JACOB BOZARTH / CEO & CO-FOUNDER
2x founder with 10 years of experience in the podcast industry. Executive Producer of 2 hit true-crime podcasts. Professional Audio Engineer with over 15 years of experience
RAFAŁ ROLCZYŃSKI / MACHINE LEARNING
6+ years of experience in Machine Learning. 8+ years of experience as Software Engineer. Former ML Engineer at Scala, Sigmoidal, and Polish-Japanese Academy of Information Technology.
CLINT FENTON / SR SOFTWARE ENGINEER
20+ years of Dev experience, 13+ years of experience as Senior Software Engineer. Former head of infrastructure and Interim CIO at Voodoo labs, the leading hyper-casual game publisher with over 6 billion downloads.
A PROVEN TRACK RECORD
10-YEAR PROVEN TRACK RECORD IN PODCASTING
43+ YEARS COMBINED EXPERIENCE WITH AUDIO / SOFTWARE
STARTED AS AN INTERNAL TOOL AT PODCAST AGENCY
16 SHOWS HIT #1 IN APPLE, 3500 PODCASTERS SERVED
THE MOST ACCURATE FILLER WORD AI DETECTION MODEL
PROPRIETARY DATA PIPELINE TO SCALE
WORKED WITH FORTUNE 500 COMPANIES

Our team has years of experience in the audio, podcast and AI

software space.


THE ASK
WE ARE RAISING $100K
TO ADD AN ENTIRELY NEW B2B REVENUE STREAM TO OUR CURRENT B2C FOCUS, CONTINUE PURSUING STRATEGIC PARTNERSHIPS AND ACQUISITION OPPORTUNITIES. WE ARE VERY CLOSE TO ACHIEVING PROFITABILITY. THIS SMALL RAISE IS ALL WE EXPECT TO NEED TO BRIDGE TO THAT POINT.

We've had multiple companies express interest in Resound. This includes acquiring Resound, forming a data partnership, B2B opportunities, and more. We are raising $100k through Wefunder to allow us to continue to pursue the amazing opportunities we have in front of us. We are excited to extend the offer for you to join us and be apart of the AI audio revolution